Exhibit 99.1

argenx awarded €2.5 million VLAIO grant

to identify novel therapeutic antibodies

Grant to fund research of novel targets involved in regulation of locally-released TGF-β, a protein active in immunosuppression

March 16, 2018

Breda, the Netherlands / Ghent, Belgium — argenx (Euronext & Nasdaq: ARGX), a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer, today announced that it has received a €2.5 million grant from Flanders Innovation and Entrepreneurship (VLAIO). This grant will be used to examine the role and therapeutic potential of proteins involved in regulating localized release of transforming growth factor beta (TGF-β).

“We are very pleased to receive this support from VLAIO, an organization that has enabled the steady build of highly competitive Flemish biotechnology companies. We hope to use the diversity of our immune repertoires to streamline target validation and transform novel proteins into next generation therapeutic antibody programs,” commented Michael Saunders, Vice President External Research at argenx. “Through this grant, we will advance our cutting-edge research around TGF-β within our Innovative Access Program (IAP). Locally released TGF-β plays an important role in immunosuppression, and, as such, we see inhibition of this target as an important therapeutic goal in immuno-oncology. As global inhibition of TGF-β comes with important side effects, we are aiming to identify antibodies that can inhibit localized production of TGF-β by blocking a series of targets that play a role in the specific spatio-temporal TGF-β activation.”

The €2.5 million subsidy from VLAIO was granted to argenx through its IAP as funding of research around selective SIMPLE AntibodyTM inhibition of TGF-β for potential therapeutic use in immuno-oncology. We believe the IAP allows us to continue to mature a unique and sustainable pipeline and brings cutting edge antibody discovery technologies to centers of novel target research.

About SIMPLE AntibodyTM platform

argenx’s technology suite consists of four complementary platforms. The proprietary SIMPLE Antibody™ discovery platform enables the discovery of antibodies targeting novel, complex disease targets, and has generated antibody leads with attributes beyond those attainable using current platforms.  The Fc engineering technologies NHance®, ABDEG™ and POTELLIGENT® have the potential to further augment the intrinsic therapeutic functionalities of our antibody leads by prolonging product residence time in the human body, enhancing the clearance of either disease targets or pathogenic antibodies and enhancing antibody cell killing through antibody-dependent cell-mediated cytotoxicity. These technology platforms can be applied either individually or in combination yielding differentiated therapeutic antibodies with multiple modes of action.

About the Innovative Access Program

Through the IAP, we bring our antibody discovery technologies to the heart of novel target research through close collaboration with academic experts and small biotech companies. The IAP allows our collaborators to use our technologies to unravel the functions of novel proteins in disease. In return, we receive early access to targets with therapeutic relevance and the potential to become the next therapeutic antibody programs in our pipeline.

About argenx

argenx is a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer. We are focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. Our ability to execute on this focus is enabled by our suite of differentiated technologies. Our SIMPLE AntibodyTM Platform, based on the powerful llama immune system, allows us to exploit novel and complex targets, and our three antibody engineering technologies are designed to enable us to expand the therapeutic index of our product candidates.  www.argenx.com

For further information, please contact:

Joke Comijn, Corporate Communications & IR Manager

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@argenx.com

Beth DelGiacco (US IR)

Stern Investor Relations

+1 212 362 1200

beth@sternir.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should,” and include statements argenx makes concerning the use of its grant funds; argenx’s, and its collaboration partners’, advancement of, and anticipated clinical development, data readouts and regulatory milestones and plans related to argenx’s product candidates; and the intended results of its strategy, including with respect to its IAP, technology suite and TGF-β regulation. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the final prospectus related to argenx’s U.S. public offering filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended, as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.